Contact

jay@onedoorstudios.com

www.linkedin.com/in/jasonbrents (LinkedIn)

Top Skills

Film Distribution

Film Production

Teaching

Languages

English (Native or Bilingual)

Chinese (Limited Working)

Certifications

Minister's License

California Clear Social Science Teaching Credential

Jason Brents

Founder | President | COO | Producer at Calculated Sequels (a company of OneDoor Studios)

Greater Sacramento

Summary

In 2015, Jason began to lay the foundation of the mini-studio which would eventually become OneDoor Studios. He astutely applied his lifetime of studying and acquiring great world literature, researching and becoming deeply oriented in the business of global motion picture and series development, production, financing and distribution, as well as engaging relationships with bright key-entertainment industry players.

In July 2018, Jason founded OneDoor Studios with his friend and partner John Lee; they were joined a year later by their friend and third partner Stephen Wollwerth. Since then Jason has been developing IP for the company, setting up and closing development financing, and setting up OneDoor Studio Entertainment Properties, which may become the first entertainment industry Series Regulation A+ development funding platform. As OneDoor's President, Jason continues to oversee all of its entities, developing their in-house story properties and connecting OneDoor Studios with its various production partners, which include his and OneDoor's global community of film industry professionals.

Along with continuing to develop industry partnerships, Jason leads OneDoor's public development funding, bank production financing and expanding the partners' overall vision of becoming a mini-studio.

Jason began his career as an educator in 2001 teaching in the Bay Area, CA.

Jason developed his entrepreneurial skills in 2005 when he launched a real estate development company, flipping real estate properties on the Big Island. This experience in real estate development helped to prepare him for the similarly financed film industry. In 2009 Jason moved his family to China to teach an international school, instructing some of China's top international students from over 20 countries in history, government, philosophy, and film-making.

While in China he continued to mine many cultures for rich stories worthy to be developed into successful global motion pictures and series.

Jason speaks Mandarin Chinese with an intermediate level of fluency from his 6 years living in Tianjin, China. He continues to acquire and develop great literature, write, compose music, snow ski, cliff dive, and work together with his wife and five children to enable and uplift one another and everyone they meet to become all we are designed to be.

Experience

Calculated Sequels
Founder | President | COO | Producer
July 2018 - Present (4 years 9 months)
Sacramento, California, United States

Calculated Development LLC
Founder | President | COO | Producer
November 2020 - Present (2 years 5 months)

CALCULATED's powerful novel series on which the CALCULATED film franchise is based is a present-day action-adventure thriller. This is the next Young Adult novel-based film franchise that may rival The Hunger Games, Divergent, or Twilight. www.Calculated.movie

One Door Studios
Founder | President | COO | Producer
July 2018 - Present (4 years 9 months)
Santa Barbara, California Area

We believe powerful stories, well told, transform lives and cultures. We exclusively seek and acquire these stories. In partnership with leading global territory distributors, we develop, produce and distribute world-changing, blockbuster motion pictures able to dominate the global box-office – and every other sized screen.

MyStreme
Founder
January 2020 - Present (3 years 3 months)

Greater Sacramento

Lady of the Lake Studios
Founder
October 2016 - Present (6 years 6 months)
Sacramento, California Area

Film production studio focused on bringing powerful stories that uplift the soul, inspire the mind, and ennoble the heart.

Brents Brothers Media
Founder
January 2011 - Present (12 years 3 months)
California

Forging a path for classic and great modern authors to publish their books in China.

John Adams Academy
Humanities Teacher
October 2016 - August 2018 (1 year 11 months)
Roseville, California

Taught American Government, Economics, and Logic.

Antelope Valley Union High School District
AP Psychology Teacher
August 2015 - June 2016 (11 months)
Lancaster, California

Taught AP high school Psychology courses.

Tianjin International School
Philosophy Teacher
August 2009 - June 2015 (5 years 11 months)
Tianjin, China

- Taught Philosophy, World Views, Apologetics, Parables, Filmmaking, Ancient World History, AP Comparative Government, etc.
- Led student service trip to Hainan and Yunnan provinces in China.
- Member on inter-school Bible Standards Development Team
- Inspired and guided student-led Invisible Children School for School program (www.invisiblechildren.com)

Homes 4 Hawaiians
Founder

July 2005 - October 2008 (3 years 4 months)
Hawaiian Islands

Real estate investor on the Big Island of Hawaii and California.

Blair International Baccalaureate School
Humanities Teacher
August 2006 - June 2007 (11 months)
Pasadena, California

- Created a multi-faceted, project-based curriculum for world culture and geography studies
- Initiated and created an engaging financial education curriculum
- Directed the creation of a student-led club for Invisible Children raising awareness for child soldiers in Uganda

Pollock Pines Community Church
Youth Pastor
June 2003 - August 2005 (2 years 3 months)
Pollock Pines, California, USA

Youth Pastor to jr. high and high school students at Pollock Church (www.pollockchurch.org).

Alpha Beacon Christian School
Teacher
August 2001 - June 2002 (11 months)
San Mateo, California

- Created and taught curriculum for courses in Bible, Computers, Latin, Science, and Physical Education
- Created and executed a video production project with Korean immigrant students
- Led and taught student body assemblies

Education

The Master's University
BA, History · (1995 - 1999)

Northwest Christian University
Summer Institute of Linguistics

Trinity International University

PERSPECTIVES Coordinator

University of San Diego

Cleared California Teaching Credential